UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

SOUTHERN TRUST SECURITIES HOLDING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

844024109

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b)

[ ] Rule 13d–1(c)

[X] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844024109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of persons above (entities only). Susan Escobio

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,844,500

6. Shared Voting 198,448

7. Sole Dispositive Power 1,844,500

8. Shares Dispositive Power 198,448

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,040,448
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 11.14%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a) Name of issuer:  Southern Trust Securities Holding Corp., a Florida corporation.

Item 1(b) Address of issuer's principal executive offices:

145 Almeria Ave., Coral Gables, FL 33134

2(a) Name of person filing: Susan Escobio

2(b) Address or principal business office or, if none, residence: 145 Almeria Ave., Coral Gables, FL 33134

2(c) Citizenship: U.S.A.

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 844024109

Item 3.  Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  2,042,948

(b) Percent of class: 11.14%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,844,500

(ii) Shared power to vote or to direct the vote 198,448

(iii) Sole power to dispose or to direct the disposition of 1,844,500

(iv) Shared power to dispose or to direct the disposition of 198,448

Item 5. Ownership of 5 Percent or Less of a Class.  Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.  Not applicable.

Item 8. Identification and Classification of Members of the Group.  Not applicable.

Item 9. Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.  Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

By:	/s/ SUSAN ESCOBIO
Susan Escobio
Director, Treasurer and Chief Compliance Officer Southern Trust Securities Holding Corp.